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                                                                    EXHIBIT 99.7

                                October 6, 1994
                             Amendments to Bylaws
                                      of
                              Magma Power Company

     RESOLVED, that Article I, Section 9, of the Bylaws of this Corporation shall be amended to read:

     SECTION 9. No Consent of Stockholders in Lieu of Meeting. To the fullest
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extent permitted by law, and notwithstanding anything in these Bylaws expressly or impliedly to the contrary, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing of the stockholders.

     RESOLVED FURTHER, that Article IV, Section 5, of the Bylaws of this Corporation shall be amended to read:

     SECTION 5.  Record Date.  In order that the Corporation may determine
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the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting;
provided, however, that the Board may fix a new record date for such
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adjourned meeting.